SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI SUBSIDIARY ASEC S.A. RECEIVES FOLLOW-ON ORDER FOR
ADDITIONAL 1500 TERMINALS FOR CONTACTLESS PAYMENTS

Fort Lee, New Jersey – January 5, 2005 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments, petroleum payments and other applications, announced that its wholly owned subsidiary, ASEC S.A., received a follow-on order for 1500 additional Verifone’s Omni 3750 terminals with contactless reader solutions for micropayments to be located in one of the largest kiosk chains across Poland. The order follows an earlier announced initial order for 1000 terminals, and creates one of the largest infrastructure for contactless payments in the market, which can support additional applications to meet the needs of stores, hypermarkets, and other commercial enterprises.

Similar to the previous order, the terminals are for a Polish mass transit system and will be operated through a GSM Communications system. Commuters will be able to load funds onto their commuter card to pay for their mass transit tickets and other small ticket-items.

Poland, with a population of about 40 million, recently joined the European Union in May and has a strong need to modernize and ramp-up to the Western European standards, especially with respect to financial and payment systems. Today, there are about 80,000 Point-of-Sale terminals and 7,200 ATM machines located across the country, a small number compared to the size of the country and its growing economy.

Jerzy Fulara, ASEC senior executive commented, “Poland is rapidly developing the financial and payment infrastructure commensurate with Western European institutions, representing a great opportunity for OTI and ASEC to play a major role. Together, we look forward to facilitating additional applications in Poland and serving citizens in other emerging European countries.”

Oded Bashan, President & CEO of OTI, said, “This order demonstrates the value of our earlier acquisition of ASEC – a company that can profitably introduce us to new and growing clients within the emerging European countries market. With its vast commercial potential, we look forward to providing these countries with complete solutions to the three vertical markets of Payment, Petroleum and SmartID.”

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements, including statements that utilize the terms “contemplates,” “will,” “expect,” “believe,” “promising” and “potentially.” Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release and the risk that neither of the transactions described herein may be consummated upon the terms described herein or at all. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. Results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.
This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com.

OTI Contact:	IR Contact:	Media Relations
Galit Mendelson	Paul Holm	Adam Handelsman
Director of Corporate Communication	PortfolioPR	5W Public Relations
201 944 5200 ext. 111	212 736 9224	212 999 5585
galit@otiglobal.com	pholm@portfoliopr.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: January 5th, 2005